SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 13.76	8
		(ii)	GBP 14.27	1,858
d)	Aggregated information - Aggregated volume - Price	1,866 GBP 14.267814
e)	Date of the transaction(s)	2019-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer and Chief Operating Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)      Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)     Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 13.76	4
		(ii)	GBP 14.27	709
d)	Aggregated information - Aggregated volume - Price	713 GBP 14.267139
e)	Date of the transactions	2019-10-04
f)	Place of the transactions	London Stock Exchange

Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the Dividend Re-investment Plan for ordinary shareholders
(ii)    Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(iii)   Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 13.91	353
		(ii)	GBP 13.76	10
		(iii)	GBP 14.27	242
d)	Aggregated information - Aggregated volume - Price	605 GBP 14.051521
e)	Date of the transaction(s)	2019-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Falcon
2	Reason for the notification
a)	Position/status	Chief Executive Officer of Jackson Holdings LLC (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") 74435K204
b)	Nature of the transaction(s)	Acquisition of ADRs in respect of dividends accruing to deferred share awards under the Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 35.53	302
d)	Aggregated information - Aggregated volume - Price	302 USD 35.53
e)	Date of the transaction(s)	2019-10-04
f)	Place of the transaction(s)	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Chief Executive M&G PLC (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 13.76	10
		(ii)	GBP 14.27	1,091
d)	Aggregated information - Aggregated volume - Price	1,101 GBP 14.265368
e)	Date of the transaction(s)	2019-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive of Prudential Corporation Asia (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 13.76	22
		(ii)	GBP 14.27	1,262
d)	Aggregated information - Aggregated volume - Price	1,284 GBP 14.261262
e)	Date of the transaction(s)	2019-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Al-Noor Ramji
2	Reason for the notification
a)	Position/status	Group Chief Digital Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 14.27	885
d)	Aggregated information - Aggregated volume - Price	885 GBP 14.27
e)	Date of the transaction(s)	2019-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Howard Davies
2	Reason for the notification
a)	Position/status	Non-Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares under the Dividend Re-investment Plan for ordinary shareholders
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 14.4803	109
d)	Aggregated information - Aggregated volume - Price	109 GBP 14.4803
e)	Date of the transaction(s)	2019-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)         Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
(ii)        Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Corporation Asia Deferred Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 13.81	27
		GBP 14.27	536
d)	Aggregated information - Aggregated volume - Price	563 GBP 14.24794
e)	Date of the transaction(s)	2019-10-04
f)	Place of the transaction(s)	London Stock Exchange

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans and Share Capital Manager, +44 (0)20 3977 9750
Chris Smith, Deputy Group Secretary, +44 (0)20 3977 9639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 October 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary